FARO Technologies, Inc. 125 Technology Park, Lake Mary, FL 32746 Tel: +1.407.333.9911 | Toll Free: 800.736.0234 Fax: +1.407.333.4181	Nasdaq: FARO www.FARO.com

April 19, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549-7010

Re:	FARO Technologies, Inc. 10-K Filed February 28, 2024 8-K Filed February 27, 2024 File No. 000-23081

Dear Sir or Madam:

On behalf of FARO Technologies, Inc. (the “Company” or “FARO”), this letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) contained in the letter dated April 5, 2024 (the “Comment Letter”) relating to FARO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on February 28, 2024 (the “2023 Form 10-K”) and the Company’s Earnings Press Release contained in Exhibit 99.1 on Form 8-K filed on February 27, 2024 (the “Form 8-K Filed February 27, 2024”).  Capitalized terms used and otherwise not defined herein have the meanings assigned to such terms in the 2023 Form 10-K and the Form 8-K Filed February 27, 2024 or their exhibits, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to the page numbers and section headings refer to the page numbers and section headings of the 2023 Form 10-K or the Form 8-K Filed February 27, 2024.
Form 8-K Filed February 27, 2024
Exhibit 99.1
1.
We note that several of your non-GAAP performance measures include an adjustment of $9.3 million for an inventory reserve charge. With reference to Note 19 to the fiscal year 2023 financial statements, we note that this charge is for inventory and related purchase commitments after evaluating your product portfolio in connection with the Integration Plan. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment above and advise that the Company considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. The decision to take an inventory impairment charge of $9.3 million, which was included in the Consolidated Statement of Operations as a component of Cost of Goods Sold, was a direct result of the Company’s decision to simplify our product portfolio and discontinue certain legacy products and as part of development ending, to cancel purchase commitments related to a recent acquisition, which is in line with the Company’s integration plan approved by the Board of Directors on February 7, 2023. Absent this decision to discontinue certain legacy products and ending a purchase commitment, these types of charges would not be expected to occur or would be very infrequent, if at all, and unusual for the Company as an industrial technology manufacturer. In addition to the $9.3 million inventory charge, the Company recorded a charge of $2.4 million during the twelve-month period ended December 31, 2023 related to our normal, recurring provision for excess and obsolete inventory. Our historical inventory write-offs have generally related to potentially excess raw materials or obsolete accessories to our finished goods hardware. Accordingly, the Company believes, based on the facts and circumstances, including those described in the Company’s presentation of the Non-GAAP Financial Measures, the write off of certain finished goods hardware product inventory is not a normal recurring operating charge and therefore an acceptable adjustment in the Non-GAAP Financial Measures.

2.
We note for non-GAAP net loss and non-GAAP net loss per share – diluted for fiscal year 2023 that you have included a $16 million adjustment for other tax adjustments. Please provide us with a more comprehensive explanation of the components of this adjustment with a view toward providing better disclosure for the adjustment and how those adjustments comply with the guidance in Question 102.11 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment above and advise that the Company considered the guidance set forth in Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Both our non-GAAP net loss and non-GAAP net loss per share – diluted for fiscal year 2023 include a non-GAAP provision for income taxes that estimates the income tax effect that would have been incurred by the Company had our reported Loss before income tax approximated our non-GAAP income before income taxes for the fiscal year. Our non-GAAP income before income taxes is determined by taking GAAP loss before income taxes and adding back stock-based compensation expense, purchase accounting intangible amortization expense, restructuring and other non-recurring costs. The non-GAAP provision for income taxes is calculated by applying a non-GAAP income tax rate to our non-GAAP income before income taxes and is adjusted for a tax rate equal to the jurisdictions where non-GAAP add back expenses are incurred.
In addition, when estimating our annual non-GAAP income tax rate, we exclude the impact of items that impact our reported income tax rate that we do not believe are representative of our operating results, including the impact of valuation allowances we are currently recording in the Company’s United States and Singapore legal entities. While we currently require valuation allowances in the Company’s United States and Singapore legal entities based on reported levels of GAAP income (loss) before income taxes, these valuation allowances would not be required from a non-GAAP perspective based on the level of non-GAAP income before income taxes, and therefore, our non-GAAP income tax rate also reflects the exclusion of the effect of these valuation allowances. Lastly, our estimated non-GAAP income tax rate excludes other discrete items that we view as unrelated to our operations during the period, such as adjustments to uncertain tax position reserves, as these items can distort our effective income tax rate.
The Company believes that the use of its non-GAAP income tax rate to calculate its non-GAAP net income (loss) and non-GAAP net income (loss) per share – diluted provides useful information to the users of the Company’s financial statements, as it provides a tax-effected non-GAAP measure of performance with a view of what our income tax rate would be based on our levels of non-GAAP income (loss) before taxes when excluding certain items that are not related to operating performance during that period.

In future filings, the Company will update its disclosures as demonstrated below in order to make the calculation clearer for purposes of the guidance within Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (figures below reflect the years ended December 31, 2023 and 2022 in order to disclose how the adjustment is calculated. Additions are indicated by underscored text and deletions indicated by struck-through text).

3.
We note that you included fair value adjustments as part of your calculation of EBITDA for fiscal year 2022. Please tell us what the fair value adjustment is for and how you concluded this type of adjustment is within the definition of EBITDA. Refer to Question 103.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment above and advise that the Company considered the guidance set forth in Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In future filings, the Company will revise its calculations of EBITDA and Adjusted EBITDA in line with the following illustrative table, which sets forth revised calculations of each of these non-GAAP measures for the years ended December 31, 2023 and 2022.

Please do not hesitate to contact me at (407) 333-9911 if you require any further information or clarification regarding our response to your comments.

Thank you for your attention to this matter.

Sincerely,

/s/ Matthew Horwath

Matthew Horwath
Chief Financial Officer
FARO Technologies, Inc.

CC: Tom McGimpsey, General Counsel, FARO Technologies, Inc.
         Jonathan P. Witt, Foley & Lardner LLP